Exhibit 1

PRESS RELEASE

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports Fourth Quarter and Full Year 2021 Results and Declares Semi-Annual Dividend of 18 cents per share

Lod, Israel – February 1, 2022 - AudioCodes (NASDAQ: AUDC) Press Release

Fourth Quarter and Full Year 2021 Highlights

•	Quarterly revenues increased by 12.7% year-over-year to $66.1 million;

full 2021 year revenues increased by 12.7% to $248.9 million.

•	Quarterly service revenues increased by 16.2% year-over-year to $24.4 million;

full 2021 year service revenues increased by 24.4% to $93.8 million.

•	GAAP results:

o	Quarterly GAAP gross margin was 67.2%;

o	Quarterly GAAP operating margin was 14.0%;

o	Quarterly GAAP net income was $7.3 million, or $0.22 per diluted share; and

o	Full 2021 year GAAP net income was $33.8 million, or $1.00 per diluted share.

•	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 67.6%;

o	Quarterly Non-GAAP operating margin was 20.4%;

o	Quarterly Non-GAAP net income was $13.4 million, or $0.39 per diluted share; and

o	Full 2021 year Non-GAAP net income was $51.8 million, or $1.50 per diluted share.

•	Net cash provided by operating activities was $4.3 million for the quarter and $47.3 million for the full year.

•	AudioCodes repurchased 314,227 of its ordinary shares during the quarter at an aggregate cost of $10.7 million.

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Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the fourth quarter and full year periods ended December 31, 2021.

Revenues for the fourth quarter of 2021 were $66.1 million compared to $63.4 million for the third quarter of 2021 and $58.7 million for the fourth quarter of 2020. Revenues were $248.9 million in 2021 compared to $220.8 million in 2020.

Net income was $7.3 million, or $0.22 per diluted share, for the fourth quarter of 2021 compared to $8.4 million, or $0.24 per diluted share, for the fourth quarter of 2020. Net income was $33.8 million, or $1.00 per diluted share, in 2021 compared to $27.2 million, or $0.83 per diluted share, in 2020.

On a Non-GAAP basis, net income was $13.4 million, or $0.39 per diluted share, for the fourth quarter of 2021 compared to $15.2 million, or $0.44 per diluted share, for the fourth quarter of 2020. Non-GAAP net income was $51.8 million, or $1.50 per diluted share, in 2021 compared to $46.7 million, or $1.41 per diluted share, in 2020.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) other income related to a payment made by the landlord to AudioCodes Inc., a subsidiary of the Company, in connection with the termination of a lease agreement for its offices in New Jersey; (v) financial expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; and (vi) non-cash deferred tax expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $4.3 million for the fourth quarter of 2021 and $47.3 million for 2021. Net cash provided by operating activities in both periods was impacted by the $12.2 million payment made in December 2021 which was the third and last installment payment pursuant to the royalty buyout agreement.

Cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities were $174.8 million as of December 31, 2021 compared to $186.3 million as of December 31, 2020. The decrease in cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividends during 2021, offset, in part, by cash provided by operating activities.

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“We are pleased to report strong financial results for the fourth quarter and full year 2021 which demonstrate exceptional performance for the Company. With year over year growth in annual revenues accelerating from 10.2% in 2020 to 12.7% in 2021, ongoing improved gross margin, stronger competitive positioning, and expansion of our core service offerings, 2021 sets the stage for success in coming years” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“We executed successfully on our long term strategic plan while pivoting the business towards greater contribution from recurring revenues and Cloud Communications,” Mr. Adlersberg continued. “At the heart of our success was our offering and sales of solutions for Microsoft UC, which grew about 20% year over year. Additionally, our contact center business in the quarter grew 12% YoY and more than 15% for the full year. Enterprise contributed nearly 85% of our revenue during the year, growing above 15% in 2021. Our AudioCodes Live managed service performance exceeded our internal expectations, with ARR exiting this year well above our target of $15 million, and more than doubling from a year ago. Our services revenue grew 24.4% year-on-year and accounted for 37.7% of revenues, up from 34.2% a year ago.  Additionally, our pipeline continues to expand across core areas of our business, supported by long-term trends of migration of voice infrastructure to the cloud, hybrid work, and enhanced customer engagement and experience (CX) solutions powered by AI.”

 “While still a small percentage of our revenues, Voice.ai bookings and revenues grew over 100% during the year, eclipsing our projection of $5 million booking for the year. We now project this business should nearly double again in 2022. In the 4th quarter of 2021, we announced the acquisition of Callverso which specializes in development and deployment of state-of-the-art virtual agent solutions for contact center applications. This acquisition further strengthens AudioCodes’ ability to help contact centers improve their customer experience while reducing operational costs,” concluded Mr. Adlersberg.

Acquisition of Callverso Ltd.

In November 2021, the Company acquired Callverso, a leading Israeli developer and provider of conversational AI solutions for contact centers. This acquisition is intended to add Callverso’s Conversational AI capabilities to AudioCodes portfolio of innovative contact center solutions and Live CX services that already cover high quality voice connectivity, work from home solutions, contextual click-to-call and voice channel integration with chatbots. The Company acquired Callverso for cash plus an earn-out arrangement based on attaining certain sales targets over the next three years.

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Share Buy Back Program

During the quarter ended December 31, 2021, the Company acquired 314,227 of its ordinary shares under its share repurchase program for a total consideration of $10.7 million.

In December 2021, the Company received court approval in Israel to purchase up to an aggregate amount of $35 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend of any part of this amount. The approval is valid through June 19, 2022.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a cash dividend in the amount of 18 cents per share. The aggregate amount of the dividend is approximately $5.8 million. The dividend is payable on March 1, 2022, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on February 15, 2022.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Board.

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Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's fourth quarter and full year of 2021 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

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About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2022 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

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AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$79,423	$40,934
Restricted cash	5,100	5,100
Short-term and restricted bank deposits	220	84,817
Short-term marketable securities and accrued interest	669	449
Trade receivables, net	48,956	34,518
Other receivables and prepaid expenses	9,197	8,631
Inventories	23,988	29,193

Total current assets	167,553	203,642

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$94	$94
Long-term marketable securities and accrued interest	89,307	54,895
Deferred tax assets	8,812	12,081
Operating lease right-of-use assets	16,457	25,430
Severance pay funds	22,724	20,597

Total long-term assets	137,394	113,097

PROPERTY AND EQUIPMENT, NET	4,394	4,593

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	39,930	36,791

Total assets	$349,271	$358,123

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$-	$1,200
Trade payables	7,863	6,984
Other payables and accrued expenses	38,350	28,531
IIA settlement liability	-	11,684
Deferred revenues	41,591	37,182
Short-term operating lease liabilities	8,139	9,178

Total current liabilities	95,943	94,759

LONG-TERM LIABILITIES:
Accrued severance pay	$22,895	$21,830
Deferred revenues and other liabilities	13,544	12,243
Long-term operating lease liabilities	11,391	19,436

Total long-term liabilities	47,830	53,509

Total shareholders’ equity	205,498	209,855

Total liabilities and shareholders' equity	$349,271	$358,123

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AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$155,089	$145,332	$41,666	$37,644
Services	93,831	75,442	24,433	21,022

Total Revenues	248,920	220,774	66,099	58,666
Cost of revenues:
Products	52,750	54,384	14,305	12,071
Services	25,279	16,574	7,357	4,735

Total Cost of revenues	78,029	70,958	21,662	16,806

Gross profit	170,891	149,816	44,437	41,860

Operating expenses:
Research and development, net	53,396	46,072	14,452	12,528
Selling and marketing	62,057	51,217	16,597	13,110
General and administrative	15,914	14,177	4,117	4,104

Total operating expenses	131,367	111,466	35,166	29,742

Operating income	39,524	38,350	9,271	12,118
Financial income (loss), net	123	(1,703)	(976)	(2,661)

Income before taxes on income	39,647	36,647	8,295	9,457

Taxes on income, net	(5,896)	(9,399)	(1,040)	(1,076)

Net income	$33,751	$27,248	$7,255	$8,381

Basic net earnings per share	$1.03	$0.87	$0.22	$0.25

Diluted net earnings per share	$1.00	$0.83	$0.22	$0.24

Weighted average number of shares used in computing basic net earnings per share (in thousands)	32,703	31,440	32,445	32,907

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	33,846	32,916	33,555	34,210

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AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Audited)	(Unaudited)

GAAP net income	$33,751	$27,248	$7,255	$8,381

GAAP net earnings per share	$1.00	$0.83	$0.22	$0.24

Cost of revenues:
Share-based compensation (1)	411	181	134	24
Amortization expenses (2)	340	272	136	68
	751	453	270	92
Research and development, net:
Share-based compensation (1)	2,772	1,535	754	771
Deferred payments expenses (3)	70	-	70	-
	2,842	1,535	824	771
Selling and marketing:
Share-based compensation (1)	6,170	3,635	1,924	967
Amortization expenses (2)	18	60	8	15
Deferred payments expenses (3)	70	-	70	-
	6,258	3,695	2,002	982
General and administrative:
Share-based compensation (1)	4,811	3,420	1,525	1,436
Other Income (4)	(382)	-	(382)	-
	4,429	3,420	1,143	1,436
Financial expenses:
Exchange rate differences (5)	294	1,973	1,238	2,844

Income taxes:
Deferred tax (6)	3,463	8,398	700	720

Non-GAAP net income	$51,788	$46,722	$13,432	$15,226
Non-GAAP diluted net earnings per share	$1.50	$1.41	$0.39	$0.44
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	34,432	33,254	34,183	34,682

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.
(5)	Financial expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:

Net income	$33,751	$27,248	$7,255	$8,381
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,432	2,268	686	587
Amortization of marketable securities premiums and accretion of discounts, net	1,589	172	348	134
Increase (decrease) in accrued severance pay, net	(1,062)	290	(354)	(133)
Share-based compensation expenses	14,164	8,771	4,337	3,198
Decrease in deferred tax assets, net	3,406	8,329	677	692
Increase (decrease) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	54	(26)	85	(7)
Decrease in operating lease right-of-use assets	7,445	7,913	1,740	2,193
Increase (decrease) in operating lease liabilities	(7,556)	(6,717)	689	789
Changes in IIA settlement liability, net	(11,684)	(9,815)	(11,860)	(10,086)
Increase in trade receivables, net	(14,438)	(7,017)	(8,686)	(3,364)
Decrease (increase) in other receivables and prepaid expenses	(1,221)	(1,516	((261)	233
Decrease (increase) in inventories	4,504	(1,525)	(244)	929
Increase in trade payables	879	356	2,659	390
Increase in other payables and accrued expenses	9,601	3,839	6,172	4,143
Increase in deferred revenues	5,480	5,906	1,010	2,008

Net cash provided by operating activities	47,344	38,476	4,253	10,087

Cash flows from investing activities:

Investment in short-term deposits	-	(84,000)	-	(75)
Proceeds from short-term deposits	84,597	599	143	-
Proceeds from long-term deposits	-	600	-	375
Proceeds from redemption of marketable securities	3,240	-	2,187	-
Purchase of marketable securities	(43,808)	(54,977)	(2,714)	(27,313)
Proceeds from sale of marketable securities	2,571	-	-	-
Net cash paid in acquisition of subsidiary	(2,804)	-	(2,804)	-
Purchase of property and equipment	(1,174)	(1,530)	(231)	(418)
Net cash provided by (used in) investing activities	42,622	(139,308)	(3,419)	(27,431)

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AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(41,849)	-	(10,650)	-
Repayment of bank loans	(1,200)	(2,497)	(300)	(632)
Cash dividends paid to shareholders	(10,865)	(8,442)	-	(855)
Proceeds from issuance of shares, net	-	85,426	-	-
Proceeds from issuance of shares upon exercise of options and warrants	2,437	2,606	1,091	1,230
Net cash provided by (used in) financing activities	(51,477)	77,093	(9,859)	(257)

Net increase (decrease) in cash, cash equivalents, and restricted cash	38,489	(23,739)	(9,025)	(17,601)
Cash, cash equivalents and restricted cash at beginning of period	46,034	69,773	93,548	63,635
Cash, cash equivalents and restricted cash at end of period	$84,523	$46,034	$84,523	$46,034

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